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                                   SPECIMEN


                          VARIABLE ANNUITY AMENDMENT


              MADE A PART OF THE CONTRACT TO WHICH IT IS ATTACHED


The provisions of this Variable Annuity Amendment will be effective on the later of May 1, 2001 or the Effective Date of this Contract.


The following paragraphs will replace the first paragraph of Section 2.13 of
Article 2:


"For purposes of this amendment, Net Purchase Payments will mean the sum of all Purchase Payments credited to the Contract less any amounts paid when a withdrawal occurs and less any outstanding loan balance.


Upon receipt of due proof of the death of the Annuitant and LNL's approval of the death claim and before a choice is made to receive proceeds under an annuity Payment Option, LNL will pay the Beneficiary a death benefit equal to the greater of the following amounts:


(a)      The Net Purchase Payments, or


(b)      The value of the Contract less any outstanding loan balance.


LNL will calculate the death benefit as of the end of the Valuation Period on which the death claim is approved by LNL for payment. The death benefit will be paid if LNL is in receipt of:


1.       due proof of death acceptable to LNL;


2.       written authorization for payment; and


3.       all claim forms, fully completed.


Due proof of death will be either a certified copy of the death certificate, a copy of a certified decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory of LNL.


At the Annuitant's option, the Annuitant can elect in writing the annuity Payment Option payable to the Beneficiary upon his or her death. "


                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY


                   /s/ Jon A. Boscia



                            Jon A. Boscia, President